SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2009, incorporated by reference herein:

Exhibit

99.1       Release dated August 26, 2009, entitled “BLYVOORUITZICHT GOLD MINING
               COMPANY LIMITED (“BLYVOOR”) GIVES NOTICE OF ‘RIGHT-SIZING’
               CONSULTATION PROCESS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: August 26, 2009
By:   /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) gives notice of ‘right-sizing’ consultation process

DRDGOLD announced today that it has advised unions of its intention to right-size the Blyvoor operations of its 74%-held subsidiary, DRDGOLD South African Operations (Pty) Limited.

Blyvoor will now proceed with a 60-day facilitated consultation process in terms of Section 189A of the
Labour Relations Act to determine the future of affected employees.

DRDGOLD announced at its quarterly briefings last Thursday that right-sizing at Blyvoor had become necessary. This had been brought about by:

    •       a 5% drop in underground production to 21 349oz due mainly to seismic damage to high-grade panels;

    •       a 16% drop in the average Rand gold price received to R244 927/kg due to Rand strength; and

    •       a 17% increase in underground cash operating costs to R289 816/kg.

The damaged panels will take up to six months to rehabilitate, during which time monthly production from the affected areas will be reduced from 2 500m² per month to 200m² per month.

This extended, negative impact on underground production, combined with dim prospects for a substantial
Rand gold price recovery in the short-term, a 32% power price increase from power utility Eskom with effect from 1 July and the prospect of paying at least the 6% wage increase currently on the table with unions, makes right-sizing at Blyvoor inevitable.

A combined management/unions task team has been appointed and is currently investigating possible cost-
reduction measures at the mine. It is envisaged that the task team will continue its work during the Section
189A consultation process, and beyond.

Randburg
26 August 2009

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